Exhibit 16.1
April 20, 2011
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Marine Petroleum Trust and, under the date of September 24, 2010, we reported on the consolidated financial statements of Marine Petroleum Trust as of and for the years ended June 30, 2010 and 2009. On April 15, 2011 we were dismissed. We have read Marine Petroleum Trust’s statements included under Item 4.01 of its Form 8-K dated April 20, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made by Marine Petroleum Trust in Item 4.01(b) of its Form 8-K.
Very truly yours,
KPMG LLP